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                          January 18, 2024

       Christian Kanstrup
       Chief Executive Officer
       Evaxion Biotech A/S
       Dr. Neergaards Vej 5F
       2970 H  rsholm
       Denmark

                                                        Re: Evaxion Biotech A/S
                                                            Registration
Statement on Form F-1
                                                            Filed January 12,
2024
                                                            File No. 333-276505

       Dear Christian Kanstrup:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael D. Baird